[Reference Translation]

June 25, 2012

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:
Akio Toyoda, President (Code Number: 7203 Securities exchanges throughout Japan)

Name and Title of Contact Person:
Tetsuya Otake, General Manager, Accounting Division (Telephone Number: 0565-28-2121)

Media Reports about Toyota’s Business Alliance

Toyota Motor Corporation (“Toyota”) hereby announces that the media reports released today, about Toyota’s business alliance, are not based on any official announcements made by Toyota.